Exhibit 2

BIOLINERX LTD. For the Extraordinary General Meeting of Shareholders to be held on April 5, 2021 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of BioLineRx Ltd. (the “Company”) hereby appoints Mali Ze’evi and/or Raziel Fried, and each or either of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Extraordinary General Meeting of the shareholders of the Company which will be held at the offices of the Company at Modi’in Technology Park, 2 HaMa’ayan Street, Modi’in 7177871, Israel, on April 5, 2021 at 3:00 p.m. (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)	See Reverse Side

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

BIOLINERX LTD.

April 5, 2021

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.

Please mark your vote for the following resolutions as in this example ☒

1.
TO APPROVE an amendment to Section 4.3 of the Company’s Compensation Policy for Executives and Directors, relating to Directors' and Officers' insurance, in the form attached as Annex A to the Proxy Statement.
		FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of this proposal?  (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 1)
		Yes ☐	No ☐

2.
TO APPROVE an amendments to Sections 5.3 and 5.4 of the Company’s Compensation Policy for Executives and Directors, relating to differential compensation for a Board chairperson, in the form attached as Annex B to the Proxy Statement.
		FOR ☐	AGAINST ☐	ABSTAIN ☐

Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of this proposal?  (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 2)
		Yes ☐	No ☐

3.	TO APPROVE an equity compensation grant to Philip Serlin, the Company’s Chief Executive Officer.	FOR ☐	AGAINST ☐	ABSTAIN ☐	Name: Number of shares: Signature: Date:

Do you have a “Personal Interest” (as defined in the Proxy Statement) with respect to the subject matter of this proposal?  (Please note: if you do not mark either “Yes” or “No” your shares will not be voted on Proposal 3)
		Yes ☐	No ☐
NOTE: Please mark date and sign exactly as the name(s) appear on this proxy. If the signer is a corporation, please sign the full corporate name by a duly authorized officer. Executors, administrators, trustees, etc. should state their full title or capacity. Joint owners should each sign.